Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896


   On September 7, 2000, NiSource distributed the "New Direction" newsletter to its employees. The newsletter included news and information on NiSource's merger with Columbia. The text of the newsletter is set forth below.


                 TEXT OF "NEW DIRECTION" EMPLOYEE NEWSLETTER
                              SEPTEMBER 7, 2000



   NEW DIRECTION              September 7, 2000             Vol. 1 No. 12

   INSIDE THIS ISSUE
   Q & A's about the staffing processes  . . . . . . . . . . . . .  Pg. 2
   Relocation program designed to assist employees . . . . . . . .  Pg. 3
   Intranet provides employees the latest information  . . . . . .  Pg. 4


   SPOTLIGHT ON CATHY ABBOTT

   Pipeline Leader Focused on Commitment and Creativity
   ----------------------------------------------------

   Cathy Abbott brings more than 20 years of experience in the energy industry to the NiSource leadership team. She expects to utilize that experience in leading her team to deliver tangible value for NiSource, its customers and shareholders.

   Abbott shared her vision for Pipeline Operations and her business philosophy with a reporter for NEW DIRECTION. Our questions and her answers follow.

   What aspects of this new role excite you the most?
   --------------------------------------------------

   I think it's really the people at NiSource. In Project Compass, when our team members came back, their feedback was, "These folks at NiSource are just like us. They want the same things that we want." The recent employee focus groups support the premise that the NiSource employees and the Columbia employees want very much the same things for the new NiSource in terms of growth opportunities and culture. Gary Neale committed that there would be opportunities for talent from both of the companies, and we've seen that in the leadership announcements. Project Compass has been a great opportunity for both NiSource and Columbia employees to get to know each other and to make a contribution to the new NiSource. I really appreciate the personal sacrifices people made to travel, to live away from home, to interrupt vacations and to work long hours to deliver a product that we can now use to make the merger successful.

   What will be the biggest challenges for Pipeline Operations?
   ------------------------------------------------------------

   We have four strategic goals for the transmission segment. They include: growth through customer focus and leveraging optionality; providing cost discipline; providing regulatory creativity; and committing the hearts and minds of the employees to achieving these goals. And really, with the merger, we're adding a fifth strategic goal, which is making the merger work. The first premise of our Project Compass operations group is that we will continue to place a high priority on safe and reliable service on the pipelines. With respect to Transcom, which is our fiber-optics venture, our goal is to complete the Washington, D.C., to New York City leg and evaluate with NiSource the best way to deliver shareholder value from this new business opportunity.

   How will you define success for Pipeline Operations?
   ----------------------------------------------------

   Externally, we look to measures and rankings such as customer satisfaction or top-quartile returns or a strong growth profile. Internally, what I look to is, when I go to a field location, if I can feel the excitement and commitment of the employees and see the evidence of their teamwork, or when I go to a customer meeting and have the customers be effusive with praise about our service and creativity. I believe that those things will deliver the external measures of success in our strategic plan.

   What from your past experiences will you
   draw from to help with this new assignment?
   -------------------------------------------

   I think the achievements of the entire team here at the transmission segment, the management and employees, are a lot of what attracted NiSource to us. It's our top customer service rankings, our top-quartile returns, and our strong growth. The lesson I think I've learned personally and that we've learned as a management team is that you can only achieve and sustain that type of performance by the employees committing their hearts and minds. As a management team we've done a lot to focus on learning how to leverage employee skills and talents, at all levels in the organization, to take on the competition and to grow the business through customer focus.

   How would you define your management style?
   -------------------------------------------

   It's a very facilitative management style. I really try to look for people on the management team who can complement what I can do. With respect to employees, we've worked hard at basically getting out of the way of employees doing productive work. It's recognizing the contribution that all employees, particularly front-line employees, can make, and leveraging the skills and abilities they bring to the table.

   What's the "end" you're trying to achieve with Pipeline Operations?
   -------------------------------------------------------------------

   If our customers continue to rank us as top pipelines, if our shareholders see top-quartile or top-decile returns, as we deliver growth, and if our employees believe that this is a good place to work, I think we'll have achieved our goals.

   What's the best advice you ever received?
   -----------------------------------------

   Know who you are and be that person. And, as a leader, your life must embody your story. That's also my tip for success to other people as well.

                              MEET CATHY ABBOTT

   Cathy Abbott will be president of Pipeline Operations in the new NiSource. Her office will continue to be located in Fairfax, Va. She joined Columbia Energy Group in 1996 as chief executive officer of its interstate pipeline subsidiaries, Columbia Gas Transmission Corporation and Columbia Gulf Transmission Company. Prior to joining Columbia, she was a principal with Gem Energy Consulting, Inc., which provided consulting services to natural gas, electric and other energy firms. She previously served as a vice president in both line and staff roles within Enron Corporation. More than half of her 10-year career at Enron was devoted to developing Enron's unregulated gas marketing and derivative product trading capabilities.

   Abbott also served as vice president, policy analysis at the Interstate Natural Gas Association of America. She directed a number of analytic offices in the U.S. Department of Energy, and served at the White House Office of Energy Policy and Planning and at the Environmental Protection Agency.

   She earned a bachelor's degree from Swarthmore College in Swarthmore, Pa., and a master's degree in public policy from the John F. Kennedy School of Government at Harvard University. A Maryland native, Abbott is married and the mother of two teenage boys. She enjoys soccer, hiking and reading.


   QUESTIONS AND ANSWERS ABOUT THE STAFFING PROCESSES

   Employees have asked many questions about the staffing processes since the announcement last week that the processes have begun. Project Compass is committed to answering questions in a timely manner. And since many employees have similar questions, we are answering some of the most common ones below.

   Answers to additional questions about the staffing processes are available in the "Employee Transition" section of the Project Compass intranet site. Questions and answers about other topics, including general/merger, the new NiSource and employee benefits, are included under the "Questions?" link on the Project Compass intranet site.

   How do I know whether I should fill
   out an Employee Data and Interest Form?
   ---------------------------------------

   All Corporate and Business Services functions; Human Resources outside of Pipeline Operations; Information Technology in the Energy
   Distribution company; and Sales and Marketing in Energy Distribution are using the Project Compass staffing process. You should fill out the form if:

        * You currently work in any of these functions and are interested in an opportunity at or below manager level within that function;

        * You are interested in pursuing opportunities within any of these functions; or

        *    You are unsure whether or not to complete the form.

   In short, there is no downside to completing the form. The form provides employees with the opportunity to highlight their skills and to indicate interest in areas that are outside the scope of their current job.

   Why are some functions using a business-unit staffing
   process instead of the Project Compass staffing process?
   --------------------------------------------------------

   The functional areas using the business-unit staffing process are primarily those where functions in the future organization will be performed at existing locations and the primary changes will be in the number of positions. Regardless of which staffing process is used, hiring decisions will be made by management within the business unit and function.

   How do I express interest in a function
   that is using a business-unit staffing process?
   -----------------------------------------------

   The staffing process for the business-unit organizations will be designed and administered by the business-unit leadership, and will be communicated through them in the very near future.

   If I'm interested in more than one functional area, do I need to have my supervisor send more than one Employee Assessment Form?
   ------------------------------------------------------------------

   No. One Employee Assessment Form is sufficient. It will go to all hiring managers in functional areas in which you have expressed interest.

   If my functional category is not shown
   on the Staffing Chart, what should I do?
   ----------------------------------------

   Don't panic. Your function may have been outside the scope of Project Compass, or it may have been an oversight. Call the Employee
   Transition Help Line at (219) 647-5595.


   PROJECT COMPASS STAFFING PROCESS

        REMINDER...Deadline for submitting forms is Sept. 11.

        CLARIFICATION...You can indicate interest in as many functional areas as you wish.

        QUESTIONS...Call the Employee Transition Help Line -
                       (219) 647-5595.


   RELOCATION PROGRAM DESIGNED TO ASSIST EMPLOYEES

   Employees who are considering opportunities within the new NiSource that will require them to move their households now have more information to help them make these important decisions. The Project Compass Employee Transition Team has developed a new, common Relocation Program to cover employees of both NiSource and Columbia whose work location requires a move as a result of the merger.

   Full-time employees who are authorized by Human Resources will be eligible to receive relocation benefits for up to one year from the transfer/hire date. To qualify for relocation assistance under Internal Revenue Service guidelines, the employee's new work location must be at least 50 miles further from the present residence than the current work location. In other words, the commute must increase by at least 50 miles.

   Although the program is the same for all companies, relocation assistance is provided by different outside vendors at NiSource and Columbia. Employees currently employed by a NiSource company will continue to use Corporate Transfer Service as the vendor supplying the relocation assistance. Employees currently employed by a Columbia Energy Group company will continue to use Summit Relocation as the vendor supplying the relocation assistance.

   The full Relocation Program is available on the Project Compass intranet site under the "Employee Transition" section. Highlights for exempt employees include:

   * A lump sum relocation allowance to cover househunting, temporary living, return trips and the final move. This offers the employee flexibility in managing expenses, without requiring submission of receipts or waiting for reimbursement of personal expenses.

   *    Reimbursement of penalty for breaking a current lease.

   *    A miscellaneous moving allowance.

   *    Home sale assistance and marketing assistance.

   * A "safety net" (appraised value offer) should the employee's home not sell within a reasonable period of time.

   * Opportunities for an equity bridge loan, home sale bonus and closing costs.

   * Assistance in finding quality, established real estate brokers to help the employee find a new home.

   *    Movement of household goods.

   *    Spousal career assistance.

   Non-exempt employees who are asked to relocate during the NiSource/Columbia merger will be offered a choice of relocation incentives. See the Relocation Program for details.


   INTRANET PROVIDES EMPLOYEES THE LATEST INFORMATION
   Project Compass site is updated frequently


   The Project Compass intranet site is the place to turn for answers to your questions about the integration of NiSource and Columbia. The site is updated several times a week as new information becomes available.

   The site, accessible through all intranets across NiSource and Columbia, features information about Project Compass and the new NiSource. It also provides a one-stop access point for important information related to the staffing processes. Click on the "Employee Transition" button to view the latest information about the staffing processes and related issues.

   A new banner at the top of the Project Compass home page draws attention to and provides an instant link to updated information. The "What's New" button also provides links to the newest information. The most recent additions are identified within pages with a bright yellow and red icon saying "New" or "Update!"

   The "Employee Transition" section includes information about and links to the Employee Data and Interest Form and the Employee Assessment Form that are integral to the Project Compass staffing process. Information about individual business units' staffing processes will be provided as it becomes available.

   Supervisors are asked to print and share any information related to Project Compass and the employee transition processes with employees who do not have access to the intranet or who are not often at a computer.


   The following is included to conform with federal regulations:

        This publication contains certain forward-looking statements within the meaning of the federal securities laws; these forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein may include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. Other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this publication. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these stories.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource Inc. and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and security holders can receive the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its web site, www.columbiaenergygroup.com.

                            Questions, Comments?
       New Direction is published by Project Compass for all NiSource and Columbia employees. We welcome your comments and questions.
               Give us a call at 877-236-2242 or e-mail us at
                         newdirection@nisource.com.